SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                                Sealy Corporation

                                (Name of Issuer)

                    Common Stock, $0.01 par value per share


                         (Title of Class of Securities)

                                  812139301

                                 (CUSIP NUMBER)

                                September 27, 2012
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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NAME OF REPORTING PERSONS: Paul J. Glazer
    ---------------------------------------------------------------------------
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)     |_|
                                                               (b)     |X|
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SEC USE ONLY
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CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

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  NUMBER OF         SOLE VOTING POWER                                        0
  SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
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                    SHARED VOTING POWER                               6,736,532
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                    SOLE DISPOSITIVE POWER                                   0
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                          6,736,532
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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      6,736,532
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.1%
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 TYPE OF REPORTING PERSON* IN
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                   *SEE INSTRUCTION BEFORE FILLING OUT!

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NAME OF REPORTING PERSONS: Glazer Capital, LLC
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     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-4032491
------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a)     |_|
                                                               (b)     |X|
------------------------------------------------------------------------------
SEC USE ONLY
------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

-------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                        0
  SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------
                    SHARED VOTING POWER                               6,736,532
-------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                   0
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                          6,736,532
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      6,736,532
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.1%
--------------------------------------------------------------------------------
 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                           Sealy Corporation


Item 1(b).        Address of Issuer's Principal Executive Offices:

 			   Sealy Drive One Office Parkway
			   Trinity, North Carolina 27370


Item 2(a).        Name of Persons Filing:

                           This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Paul Glazer and Glazer Capital, LLC ("GCL" and together with Paul GLazer the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                   The principal business address of the Reporting Persons is:

                           623 Fifth Ave
                           Suite 2502
                           New York, New York 10022

Item 2(c).        Citizenship:

                           Mr. Glazer is a citizen of the United States of America. GCL is a Deleware limited liability company.

Item 2(d).        Title of Class of Securities:

                           Common Stock, $0.01 par value per share

Item 2(e).        CUSIP Number:

                           812139301


Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:        Not Applicable

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance  Company as defined in Section  3(a)(19) of the Exchange
          Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

     (e)  [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

     (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ x ].

Item 4.           Ownership

		  (a) Amount Beneficially Owned
		  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares issuable upon the conversion of the SR SECD 3RD 8% Convertible Notes due 2016 beneficially owned as followed:

 							Paul Glazer:   	6,736,532
							GCL:	       	6,736,532


                  (b) Percent of Class
		  As of the Date of Event, assuming full conversion of the SR
		  SECD 3RD 8% Convertible Notes due 2016, each of the Reporting
		  Persons may be deemed to be the beneficial owner of the aproximate
 		  percentages of the shares outstanding below:

 							Paul Glazer:	6.1%
							GCL:		6.1%


                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or direct the vote:

 							Paul Glazer:	0
							GCL:		0



                        (ii) Shared power to vote or to direct the vote:

 							Paul Glazer:	6,736,532
							GCL:		6,736,532



                        (iii) Sole power to dispose or direct the disposition of:

 							Paul Glazer:	0
							GCL:		0



                        (iv) Shared power to dispose or to direct the disposition of:

 							Paul Glazer:	6,736,532
							GCL:		6,736,532






As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 6,736,532 shares of the Issuer's Common Stock, $0.01 par value per share ("Common Stock"), representing 6.1% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 6,736,532 shares of Common Stock in his capacity as (i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company, which in turn serves as the general partner of Glazer Capital Management L.P.,("GCM"), Glazer Qualified Partners, L.P. ("GQP"), and Glazer Enhanced Fund, L.P. ("GEF") all Delaware limited partnerships and (ii) the managing member of Glazer Capital, LLC ("GCL") which in turn serves as the investment manager of GCM, GQP, GEF, Glazer Offshore Fund, Ltd. ("GOF") and Glazer Enhanced Offshore Fund, Ltd.("GEOF") both Cayman Islands corporations. In addition, GCL manages on a discretionary basis separate accounts for two unrelated entities that own shares of Common Stock (collectively, the "Separate Accounts"). Although
Mr. Glazer does not directly own any shares of Common Stock, Mr. Glazer is deemed to beneficially own the 6,736,532 shares of Common Stock held by GOF, GEOF, GCM, GQP, GEF and the Separate Accounts.


Item 5.         Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

			 Each of GOF, GEOF, GCM, GQP, GEF and the Separate Accounts
			 has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such
                         person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                         See Exhibit B hereof

Item 9.         Notice of Dissolution of Group.

                         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2012

                                        PAUL J. GLAZER

                                        By:	 /s/ Paul J. Glazer
                                                 --------------------------
                                        Name:    Paul J. Glazer


					Glazer Capital, LL

                                        By:	 /s/ Paul J. Glazer
                                                 --------------------------
                                        Name:    Paul J. Glazer
					Title:	 Managing Member

                                    Exhibit A
                                    ---------

                             Joint Filing Agreement
                             ----------------------


         The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Sealy Corporation shall be filed on behalf of the undersigned.



                                       PAUL J. GLAZER

                                       /s/ Paul J. Glazer
				       ----------------------
                                       Name:    Paul J. Glazer


                                       GLAZER CAPITAL, LLC

                                       By:	/s/ Paul J. Glazer
                                                --------------------------
                                       Name:    Paul J. Glazer
                                       Title:   Managing Member

                                    Exhibit B


         Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.